                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*       Issuer Name and Ticker or Trading Symbol       6.  Relationship of Reporting Person
   Henderson          Kenneth          L.       Activision, Inc. (ATVI)                            to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director      ___ 10% Owner
                                                                                              ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for              title below)      below)
   c/o Activision, Inc.                        Security Number         Month/Year             Co-Chairman
   3100 Ocean Park Boulevard                   of Reporting Person     August 2001
__________________________________________     (Voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
   Santa Monica   California       90405                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by More Than One
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 (Month/       8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                             (Print or Type Responses)                                        Page 1

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)       (D)         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Director Stock Options                    $ 6.50        8/1/01      A      V     33,333                     5/16/02(1)   5/16/10
Director Stock Options                    $11.50        8/1/01      A      V     12,000                    12/11/01(2)  12/11/08
Director Stock Options                    $11.80        8/1/01      A      V        666                     2/27/02(3)   2/27/07

                                                                          9. Number of    10. Ownership Form
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Director Stock Options      Common Stock         33.333       $ 6.50
Director Stock Options      Common Stock         12,000       $11.50
Director Stock Options      Common Stock            666       $11.80          45,999             D

Explanation of Responses:

(1)  The option vests in two equal installments beginning on 5/16/02.
(2)  The option vests in three equal annual installments begining on 12/11/01.
(3)  The option vests in full on 2/27/02.

                                                                                 /s/ Kenneth L. Henderson            9/10/01
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.                                               Page 2
                                                                                                                 SEC 1474 (8-92)